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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2002

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By: /s/ Dirk Lohmann Name: Dirk Lohmann Title: CEO

By: /s/ Martin Kauer Name: Martin Kauer Title: CFO

Date: November 4, 2002

[Converium Logo]

Date: November 4, 2002

SWX Swiss Exchange E-PUB-MAP Frau Claudia Pfund Postfach 8021 Zurich

Ihre Referenz

Unsere Referenz

Datum 30.10.2002

Monthly disclosure of equity securities newly created from conditional capital

Issuer: Sec. ID no.: ISIN:	Converium Holding AG 1’299’771 CH0012997711

In accordance with art. 3a of the Articles of Incorporation of Converium Holding Ltd and with para. 5.02 (conditional capital) of the checklist published as enclosure 1 of the “Reports required in order to maintain a listing” (Art. 64 — 75 KR), we inform about the creation of following share capital:

Newly created share capital

Converium Holding AG	- As at end of October 2002	No new shares

Baarerstrasse 8	- As at end of previous month	6’2 17 Shares

6300 Zug	Conditional capital	No. of shares	CHF

Schweiz	- Reserved for Employee Participation	4’000’000 Shares	CHF 40’000’000

Telefon +41(0)1 639 93 35	- Of which total exercised by end of October	6’217 Shares	CHF 62’170

www.converium.com	- Remainder	3’993’783 Shares	CHF 39’937’830

With best regards,

Converium Holding AG

/s/ Barbara Barta	/s/ Livia Gassner

Barbara Barta Legal Counsel	Livia Gassner Legal Counsel